Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation

Midland Credit Management, Inc.	Kansas
Midland Receivables 98-1 Corporation	Delaware
Midland Funding 98-A Corporation	Delaware
Midland Receivables 99-1 Corporation	Delaware
Midland Acquisition Corporation	Delaware
MRC Receivables Corporation	Delaware
Midland Funding NCC-1 Corporation	Delaware
Midland Funding NCC-2 Corporation	Delaware
Midland Portfolio Services, Inc.	Delaware
Midland Funding LLC	Delaware
Ascension Capital Group, LP	Texas limited partnership